SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2005
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:
                                --------------------

Contact:        James Robertson
Phone:          404-724-4246
Contact:        Angus Maitland
Phone:          (44) 0207-379-5151



                          AMVESCAP PLC Reports Results
                        for Year Ended December 31, 2004


London, February 1, 2005 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items amounted to (pound)269.8 million ($518.0 million) compared to (pound)270.3 million ($481.1 million) in 2003. Diluted earnings per share before goodwill amortization and exceptional items was 21.7p for the 2004 year (2003: 23.2p). If the average U.S. dollar exchange rate in 2004 had remained the same as 2003, then the diluted earnings per share for 2004 would have been 23.2p, unchanged from 2003. Revenues amounted to (pound)1,158.5 million ($2,224.3 million) compared to (pound)1,158.1 million ($2,061.4 million) in 2003 (NYSE: AVZ).



                                                                          Results for Year Ended
                                                           2004                2003              2004++             2003++
                                                  --------------     --------------      --------------    ---------------
Revenues                                         (pound)1,158.5m    (pound)1,158.1m           $2,224.3m          $2,061.4m
Profit before tax, goodwill amortization
   and exceptional items                           (pound)269.8m      (pound)270.3m             $518.0m            $481.1m
Earnings per share before goodwill
   amortization and exceptional items:
   --basic                                                 21.9p              23.4p              $0.84+             $0.83+
   --diluted                                               21.7p              23.2p              $0.83+             $0.83+
Dividends per share                                         7.5p              11.5p              $0.29+             $0.41+


+  Per American Depositary Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the year ended
   December 31, 2004 have been translated to U.S. dollars using $1.92 per (pound)1.00 (2003: $1.78 per (pound)1.00). References to "$" in this release are to U.S. dollars unless otherwise indicated.

AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the three months ended December 31, 2004 amounted to (pound)65.1 million ($125.0 million) compared to (pound)65.2 million ($118.0 million) in the third quarter of 2004. Diluted earnings per share before goodwill amortization and exceptional items amounted to 5.3p for the fourth quarter of 2004, compared to 5.2p in the third quarter of 2004. Revenues for the fourth quarter of 2004 amounted to (pound)300.5 million ($577.0 million) compared to (pound)280.9 million ($508.4 million) in the third quarter. For the fourth quarter of 2003, profit before tax, goodwill amortization and exceptional items was (pound)82.2 million ($146.3 million), diluted earnings per share before goodwill amortization and exceptional items amounted to 7.0p per share, and revenues were (pound)301.2 million ($536.1 million).

"While many of AMVESCAP's businesses around the world enjoyed great success during 2004, the market timing investigation held back our U.S. business for much of the year," said Mr. Charles W. Brady, Executive Chairman. "AMVESCAP ended the year with a renewed focus on serving our clients and regaining business momentum."

"Our company has taken strong measures to ensure that we always uphold the trust and confidence of those who have entrusted us with their assets," added Mr. Brady. "As a leading investment manager in the world's major financial markets, our improved operating efficiency across the company and a continuing reputation for outstanding client service provide a solid foundation for growing the business."

Funds under management increased 3% to $382.1 billion ((pound)199.0 billion) at December 31, 2004 compared to $370.6 billion at December 31, 2003. Institutional money market funds, included above, amounted to $41.7 billion at December 31, 2004 compared to $50.9 billion at the end of the prior year. Approximately 55% of the total funds under management was invested in equity securities and 45% was invested in fixed income and other securities at December 31, 2004. The equity securities were invested in the following investment styles at December 31, 2004: 34% in growth, 39% in core and 27% in value styles (September 30, 2004: 31% in growth, 41% in core and 28% in value styles).

Average funds under management amounted to $371.3 billion for 2004 compared to $340.8 billion for the prior year. Average funds under management amounted to $374.0 billion for the fourth quarter compared to $364.0 billion for the preceding quarter, an increase of $10.0 billion. The average money market fund levels totaled $43.2 billion for the fourth quarter and $45.1 billion for the 2004 year ($51.5 billion for 2003).

During December, AMVESCAP completed two significant debt-related transactions. Through a tender offer, AMVESCAP purchased $320.5 million of the $400 million of its 6.6% notes due in May of this year. In conjunction with that transaction, AMVESCAP issued a total of $500 million in new notes: $300 million of 5-year notes with a coupon of 4.5% and the remaining $200 million of 10 year notes with a coupon of 5.375%.

Net debt at December 31, 2004 amounted to (pound)590.9 million (excluding client cash) compared to (pound)576.6 million at December 31, 2003. Earnings before interest, taxes, depreciation, amortization and exceptional items ("EBITDA") reached (pound)372.8 million ($715.8 million) for the full year 2004, compared to (pound)386.6 million ($688.1 million) for the full year 2003.

The Board has recommended a final dividend of 5.0p, resulting in a total dividend of 7.5p for 2004 (2003: 11.5p). This dividend, if approved by the shareholders at the Annual General Meeting in April, will be paid on May 4, 2005 to shareholders on the register on April 1, 2005. The ex-dividend date for the dividend will be March 30, 2005.

2004 BUSINESS HIGHLIGHTS

Investment Performance
o INVESCO Perpetual's investment teams ended the year with 94% of retail assets under management outperforming peer funds over one year.
o AIM Trimark's asset-weighted investment performance has been impressive, with 82% of their funds in the first or second quartile over three years and 89% over five years.
o In Japan, the INVESCO OTC Growth Stock Open fund was awarded "Fund of the Year" and was the No.1 performing fund out of 1,029 funds ranked by Nikkei as of December 2003.
o The AIM Real Estate fund was named the top fund in its respective category at the Lipper Fund awards.
o Eight of AIM's 12 international funds beat their respective indexes for the year. At year-end, ten funds rated in the top quartile of their Lipper categories with six of those funds ranking in the top decile. AIM Global Aggressive Growth fund and AIM International Small Company Growth fund were the top funds in their Lipper groups (as of November 30, 2004). AIM International Small Company Growth fund also received a 2004 Lipper Fund Award.
o In China, three of our four domestic funds were top quartile performers in 2004. They are the INVESCO Great Wall Jing Series - Equity Fund, the INVESCO Great Wall Jing Series - Balanced Fund and the INVESCO Great Wall - Domestic Demand Fund.

Industry Rankings and Awards
o AIM Trimark won six awards at the 2004 Canadian Investment Awards including the Advisors' Choice Fund Company of the Year for the second year in a row and for three of the last four years.
o INVESCO Australia was recognized as "Most Improved Fund Manager of the Year" by Insto magazine and the INVESCO Diversified Growth PST was ranked No. 1 out of 28 funds in the Intech December Growth Funds Survey.
o A national financial publication in China awarded INVESCO Great Wall, INVESCO's joint venture in China, with two first place awards for 2004:
     Best Fund Manager of the Year and the Best Performing Fund Manager of the Year for Open Ended Funds Category.

o AIM Cash Management's institutional money market funds retained their No.1 ranking in the Standard & Poor's rated prime, government and tax-free categories for the last 20 years. In addition, AIM Cash Management was recognized by iMoneyNet, Inc. as the fifth largest rated global institutional money market fund complex in the industry.
o Financial Adviser selected INVESCO Perpetual for three Investment Provider awards including Group of the Year; Fund Manager of the Year, U.K. sectors; and Fund Manager of the Year, Individual.
o INVESCO Perpetual won Best Portfolio Bond Fund Manager award at the International Money Marketing Awards and won three Investment Week Fund Manager of the Year Awards.
o For the third consecutive year, Atlantic Trust was recognized in the Barron's ranking of top wealth managers in the U.S. for 2004. The ranking was based on private banking assets under management for individual clients with accounts of $1 million or more.

Client Service Achievements
o AIM Investment Services (AIS), received a National Quality Review (NQR) 5-Star rating for superior customer service for each quarter in 2004. AIS's telephone service also received NQR's "Best in Class" designation during the 2nd and 3rd quarters of 2004.
o The Profit Sharing Council of America awarded AMVESCAP Retirement (ARI) two awards for participant communication campaigns, including first place for an "Off the Shelf" standard campaign and second place for "Targeted Communications" to a manufacturing firm.
o INVESCO Continental Europe's partnership with a major client was recognized in December when the "Invest for Life" plan received the 2004 Investment & Pensions Europe award for Best Product.
o AIM Trimark's contact center was ranked No. 1 in the industry for the second time in three years by Environics Research Group's Call Audit Study.
o AIM Investments ranked among the three most popular fund families for brokers, according to a survey of 1,033 financial intermediaries conducted by kasina LLC, a consulting firm to the financial services industry.

Business Developments
o In November, AIM launched a national advertising campaign in the U.S. featuring employees sharing their thoughts about how AIM can build solutions to meet investment needs. Television commercials aired on a number of national networks with print ads featured in The Wall Street Journal and Barron's.
o Atlantic Trust completed the acquisition of Stein Roe Investment Counsel LLC, expanding the footprint of our Private Wealth Management Division in the U.S. and bringing their assets under management to $15 billion.
o In June, our joint venture company in China successfully completed its second fund launch, raising over $300 million at the end of the initial one month offer period.
o INVESCO Fixed Income's Global CDO Group added $2.6 billion in new Collateralized Debt Obligation (CDO) funds, bringing the total amount managed to $7.0 billion and adding to its reputation as a leading worldwide CDO manager.
o AIM's Subadvised group recorded sales of $2.4 billion, an increase of 18% over 2003, and assets rose to $5.7 billion, an increase of 12% over 2003.
o INVESCO Real Estate launched an open-ended Core Real Estate Fund with five existing separate account clients as founding investors. The fund opened with $460 million of real estate properties and $90 million of available capital to call once new investments are identified.
o AIM Private Asset Management (APAM) reached $2.8 billion in assets under management. APAM's year-over-year growth was 111%, earning the group a ranking by Cerulli Associates as one of the ten fastest growing separately managed account managers.

2004 FINANCIAL SUMMARY

AIM U.S.
The AIM U.S. business reported revenues of (pound)443.1 million during 2004 compared to (pound)491.7 million for the prior year. Operating profits were (pound)165.9 million, compared to (pound)190.6 million in 2003. The group generated approximately $16.3 billion of gross sales, had net redemptions of $12.4 billion and market gains of $7.3 billion in 2004. Funds under management amounted to $137.6 billion at December 31, 2004, including $41.7 billion of institutional money market funds.

AIM Canada
The AIM Canada business reported revenues of (pound)174.4 million during 2004 compared to (pound)154.8 million for the prior year. Operating profits were (pound)96.6 million in 2004 compared to (pound)77.6 million in 2003. The group generated approximately $5.3 billion of gross sales in 2004. Market gains were $2.7 billion for the year. Funds under management amounted to $34.6 billion at December 31, 2004.

INVESCO U.S.
The INVESCO U.S. business reported revenues and operating profits of (pound)187.2 million and (pound)47.1 million in the 2004 period, compared to revenues of (pound)176.6 million and operating profits of (pound)41.2 million in 2003. This group generated approximately $19.6 billion in gross sales during 2004; market gains were $8.1 billion, and net redemptions were $6.1 billion. Funds under management amounted to $121.0 billion at December 31, 2004.

INVESCO U.K.
INVESCO U.K.'s revenues amounted to (pound)188.1 million for 2004 compared to (pound)174.2 million in 2003. Operating profits totaled (pound)23.8 million for the year ended December 31, 2004 versus (pound)29.4 million for the prior year. Funds under management were $49.6 billion at December 31, 2004. Gross sales for 2004 totaled approximately $11.3 billion; market gains totaled $5.6 billion and net sales were $1.5 billion for the year.

INVESCO Europe/Asia
INVESCO Europe/Asia's revenues amounted to (pound)77.8 million for 2004 compared to (pound)77.7 million in 2003. Operating profits totaled (pound)0.8 million for the year ended December 31, 2004 versus (pound)0.3 million for the prior year. Funds under management were $24.1 billion at December 31, 2004. Gross sales for 2004 totaled approximately $10.2 billion; market gains totaled $2.0 billion, and net redemptions were $3.0 billion for the year.

Private Wealth/Retirement
Revenues and operating profits for these businesses totaled (pound)87.8 million and (pound)2.5 million for 2004. Funds under management were $15.2 billion at December 31, 2004.

AMVESCAP Retirement's assets under administration were $28.0 billion at December 31, 2004. Net redemptions for the group amounted to $1.4 billion for 2004. This group services 1,115 plans with 569,000 participants at December 31, 2004.

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, February 1, 2005, at 2:30 p.m. GMT (9:30 a.m. EST), by dialing one of the following numbers: 610-769-9391 or 1-888-201-4990 for U.S. callers. An audio replay of the conference call will be available until Tuesday, February 8, 2005, at 10:00 p.m. GMT by calling 203-369-1058 or 1-866-441-1051 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                  Year Ended December 31,
                                           -------------------------------------
                                                 2004                2003
                                           -----------------   -----------------
Revenues                                    (pound)1,158,451    (pound)1,158,070
Expenses:
   Operating                                       (859,776)           (847,220)
   Exceptional                                     (249,710)            (84,943)
   Goodwill amortization                           (157,820)           (148,982)
                                           -----------------    ----------------
Operating (loss)/profit                            (108,855)              76,925
Investment income                                     15,268               7,740
Interest expense                                    (44,096)            (48,270)
                                           -----------------   -----------------
(Loss)/profit before taxation                      (137,683)              36,395
Taxation                                            (35,315)            (53,676)
                                           -----------------   -----------------
Loss after taxation                                (172,998)            (17,281)
Dividends                                           (61,887)            (93,627)
Minority interests                                     (285)                  --
                                           -----------------   -----------------
Retained loss for the period                (pound)(235,170)    (pound)(110,908)
                                           =================   =================

Earnings per share before
   goodwill amortization and
   exceptional items:
   --basic                                             21.9p               23.4p
   --diluted                                           21.7p               23.2p
                                           -----------------   -----------------
Earnings per share:
   --basic and diluted                               (21.6)p              (2.2)p
                                           -----------------   -----------------
Average shares outstanding:
   --basic                                          802,160              802,885
   --diluted                                        808,288              810,371
                                           -----------------   -----------------

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                Three Months Ended Dec 31,
                                            -----------------------------------
                                                  2004               2003
                                            ----------------    ---------------
Revenues                                      (pound)300,457     (pound)301,219
Expenses:
   Operating                                       (225,490)          (211,649)
   Exceptional                                            --           (22,849)
   Goodwill amortization                            (43,511)           (37,049)
                                            ----------------    ---------------
Operating profit                                      31,456             29,672
Investment income                                      4,334              3,038
Interest expense                                    (14,198)           (10,417)
                                            ----------------    ---------------
Profit before taxation                                21,592             22,293
Taxation                                            (22,786)           (18,535)
                                            ----------------    ---------------
(Loss)/profit after taxation                  (pound)(1,194)       (pound)3,758
                                            ================    ===============

Earnings per share before
   goodwill amortization and
   exceptional item:
   --basic                                              5.3p               7.1p
   --diluted                                            5.3p               7.0p
                                            ----------------    ---------------
Earnings per share:
   --basic and diluted                                (0.1)p               0.5p
                                            ----------------    ---------------
Average shares outstanding:
   --basic                                          797,641            800,941
   --diluted                                        803,148            810,311
                                            ----------------    ---------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                       Dec 31, 2004             Dec 31, 2003
                                 ------------------------  ---------------------
Fixed assets
    Goodwill                            (pound)2,303,403        (pound)2,411,803
    Investments                                   70,070                  89,639
    Tangible assets                              148,404                 170,598
                                 ------------------------  ---------------------
                                               2,521,877               2,672,040
Currents assets
    Debtors                                    1,016,644                 890,534
    Investments                                   84,483                  74,652
    Cash                                         284,977                 318,713
                                 ------------------------  ---------------------
                                               1,386,104               1,283,899
Current liabilities
    Current maturities of long-term debt        (41,411)                      --
    Creditors                                (1,242,388)             (1,071,400)
                                 ------------------------  ---------------------
                                             (1,283,799)             (1,071,400)

Net current assets                               102,305                 212,499
                                 ------------------------  ---------------------

Total assets less current liabilities          2,624,182               2,884,539

Long-term debt                                 (683,215)               (730,041)
Provisions for liabilities and charges         (106,234)               (105,646)
                                 ------------------------  ---------------------
Net assets                              (pound)1,834,733        (pound)2,048,852
                                 ========================  =====================

Capital and reserves
    Called up share capital               (pound)202,664          (pound)200,264
    Share premium account                        700,888                 675,755
    Shares held by employee trusts             (237,972)               (185,809)
    Exchangeable shares                          308,996                 330,629
    Profit and loss account                      265,247                 500,417
    Other reserves                               593,596                 527,215
                                 ------------------------  ---------------------
Shareholders' funds
    Equity interests                           1,833,419               2,048,471
    Minority interests                             1,314                     381
                                 ------------------------  ---------------------
                                        (pound)1,834,733        (pound)2,048,852
                                 ========================  =====================

                                  AMVESCAP plc
                            Group Cash Flow Statement
                                 (in thousands)

                                                        Year Ended
                                          --------------------------------------
                                           Dec 31, 2004            Dec 31, 2003
                                          --------------         ---------------

Operating (loss)/profit                 (pound)(108,855)           (pound)76,925
Goodwill amortization and depreciation           203,405                 199,937
Change in debtors, creditors and other           109,075                  61,805
                                          --------------         ---------------
Net cash inflow from operating activities        203,625                 338,667
                                          --------------         ---------------
Interest paid, net of investment income         (34,721)                (42,143)
Taxation                                        (57,215)               (120,760)
Capital expenditures, net of sales              (27,594)                (36,585)
Net (purchase)/disposal of fixed asset
    investments                                  (1,385)                   4,464
Acquisitions and disposals                      (28,744)                (28,039)
Dividends paid                                  (73,823)                (93,369)
Purchase of shares, net                         (47,237)                (20,428)
Change in bank overdraft                           (224)                 (5,112)
Foreign exchange on cash at bank and in hand    (17,381)                (11,177)
Net issuance/(repayment) of debt                  50,963                (21,916)
                                          --------------         ---------------
Decrease in cash at bank and in hand     (pound)(33,736)         (pound)(36,398)
                                          ==============         ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                              Year Ended Dec 31, 2004
                              --------------------------------------------------
                                                                       Operating
                                     Revenues          Expenses         Profit*
                              -----------------  ----------------  -------------
AIM
    U.S.                        (pound)443,085   (pound)(277,196) (pound)165,889
    Canada                             174,417           (77,809)         96,608
                              -----------------  ----------------  -------------
                                       617,502          (355,005)        262,497
                              -----------------  ----------------  -------------
INVESCO
    U.S.                               187,235          (140,099)         47,136
    U.K.                               188,108          (164,279)         23,829
    Europe/Asia                         77,773           (76,924)            849
                              -----------------  ----------------  -------------
                                       453,116          (381,302)         71,814
                              -----------------  ----------------  -------------

Private Wealth/Retirement               87,833           (85,300)          2,533
Corporate                                   --           (38,169)       (38,169)
                              -----------------  ----------------  -------------
                              (pound)1,158,451   (pound)(859,776) (pound)298,675
                              =================  ================  =============


                                              Year Ended Dec 31, 2003
                              --------------------------------------------------
                                                                       Operating
                                     Revenues          Expenses         Profit*
                              -----------------  ----------------  -------------
AIM
    U.S.                        (pound)491,722   (pound)(301,167) (pound)190,555
    Canada                             154,758           (77,177)         77,581
                              -----------------  ----------------  -------------
                                       646,480          (378,344)        268,136
                              -----------------  ----------------  -------------
INVESCO
    U.S.                               176,595           (135,396)        41,199
    U.K.                               174,164           (144,741)        29,423
    Europe/Asia                         77,725            (77,385)           340
                              -----------------  ----------------  -------------
                                       428,484           (357,522)        70,962
                              -----------------  ----------------  -------------

Private Wealth/Retirement               83,106            (86,368)       (3,262)
Corporate                                   --            (24,986)      (24,986)
                              -----------------  ----------------  -------------
                              (pound)1,158,070    (pound)(847,220)(pound)310,850
                              =================  ================  =============

*before goodwill amortization and exceptional items

Note: The Denver-based investment management team has been reflected with AIM U.S. in this analysis. Previous presentations included these amounts with the INVESCO U.S. business.

                                      Notes

1. The taxation charge is primarily due to overseas taxation. A significant proportion of the tax charge is expected to arise from U.S. operations. After adjusting for the amortization of goodwill and the exceptional items, the effective tax rate was 35.0% in 2004 (2003: 30.6%).

2. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

                                                                              2004
                                                 ---------------------------------------------------------------
                                                             Loss after            Number of
                                                               taxation                shares         Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic and diluted earnings per share                     (172,998)               802,160           (21.6)p
                                                 =======================  ====================  ================

                                                                              2003
                                                 ---------------------------------------------------------------
                                                             Loss after            Number of
                                                               taxation                shares         Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic and diluted earnings per share                      (17,281)               802,885            (2.2)p
                                                 =======================  ====================  ================


     Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

                                                                              2004
                                                 ---------------------------------------------------------------
                                                          Profit before
                                                               goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares          Per share
                                                            (pound)'000                  '000             amount
                                                 -----------------------  --------------------  ----------------
     Basic earnings per share                                   175,401               802,160             21.9p
                                                                                                ================
     Dilutive effect of options                                      --                 6,128
                                                 -----------------------  --------------------
     Diluted earnings per share                                 175,401               808,288             21.7p
                                                 =======================  ====================  ================



                                                                              2003
                                                 ---------------------------------------------------------------
                                                          Profit before
                                                               goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares          Per share
                                                            (pound)'000                  '000             amount
                                                 -----------------------  --------------------  ----------------
     Basic earnings per share                                   187,602               802,885             23.4p
                                                                                                ================
     Dilutive effect of options                                      --                 7,486
                                                 -----------------------  --------------------
     Diluted earnings per share                                 187,602               810,371             23.2p
                                                 =======================  ====================  ================


3. The consolidated profit and loss account includes exceptional charges in 2004 as follows:

                                                            (pound)'000
                                                          --------------
         U.S. regulatory investigation:
              Settlement costs                                  208,918
              Other related costs                                20,249
         Lease costs                                             20,224
         Redundancy & reorganization                              5,545
         Other                                                  (5,226)
                                                           --------------
         Total exceptional items                                249,710
                                                           --------------
         Total exceptional items net of tax                     190,579
                                                           ==============
         Diluted per share impact                                 23.6p

     The U.S. regulatory investigation settlement costs comprise $376.7 million in penalties and restitution costs. The related costs are primarily additional legal costs associated with the investigation.

     Lease costs arise as a result of excess office space in the U.K. and U.S. The provision reflects an estimate of the lease payments in excess of the expected sublease proceeds over the remaining life of the lease. Redundancy and reorganization costs primarily represent the costs of completing the integration of the U.S. mutual fund businesses. `Other' represents the release of previously estimated provisions to reflect actual costs incurred.

4. Dividends for 2004 and 2003 were as follows:

     (pound)'000                                       2004               2003
                                                  ------------        ----------
     Interim paid: 2.5p per share (2003: 5.0p)          20,909            40,835
     Final proposed: 5.0p per share (2003: 6.5p)        40,978            52,792
                                                  ------------        ----------
                                                        61,887            93,627
                                                  ============        ==========

5. On March 1, 2004 we completed the acquisition of Stein Roe Investment Counsel LLC for consideration totaling (pound)87.6m million, which includes earn-out provisions of (pound)23.0 million. Goodwill and management contract intangible assets of (pound)84.5 million have been recorded on this acquisition, net cash paid was (pound)36.7 million, and shares were issued in satisfaction of (pound)25.3 million purchase consideration .

     On March 31, 2004 we completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management. A gain of (pound)3.8 million has been recorded within investment income.

6. Certain prior year amounts have been reclassified to conform to current year presentation. The Company adopted Urgent Issues Task Force Abstract 38, "Accounting for ESOP trusts" as of June 30, 2004, which requires that the Company's shares owned by employee share ownership trusts be recorded as deductions from equity rather than assets on the balance sheet.

7. The financial information set out above does not constitute the Company's statutory accounts for the years ended December 31, 2004 or 2003. Statutory accounts for 2003 have been reported on by the Company's Auditors and delivered to the Registrar of Companies. The report of the Auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)



                                          AIM                          INVESCO
                                  --------------------- --------------------------------------
                        Total       U.S.      Canada      U.S.        U.K.      Europe/Asia        PWM
                     ------------ ---------- ---------- ---------- ----------- --------------- -------------
Dec 31, 2003              $370.6     $151.1      $28.7     $118.5       $39.0           $23.8          $9.5
Market gains                26.0        7.3        2.7        8.1         5.6             2.0           0.3
Net new (lost)
   business               (19.5)     (12.4)        0.7      (6.1)         1.5           (3.0)         (0.2)
Change in Money
   Market Funds            (8.3)      (8.1)         --         --          --           (0.2)            --
Transfers                     --      (0.3)         --        0.2         0.6              --         (0.5)
Acquisitions                 6.1         --         --         --          --              --           6.1
Foreign currency             7.2         --        2.5        0.3         2.9             1.5            --
                     ------------ ---------- ---------- ---------- ----------- --------------- -------------
Dec 31, 2004              $382.1     $137.6      $34.6     $121.0       $49.6           $24.1         $15.2
                     ------------ ---------- ---------- ---------- ----------- --------------- -------------
Dec 31, 2004+       (pound)199.0(pound)71.7(pound)18.0(pound)63.0 (pound)25.8     (pound)12.6    (pound)7.9
                     ============ ========== ========== ========== =========== =============== =============



                                          AIM                          INVESCO
                                  --------------------- --------------------------------------
                        Total       U.S.      Canada      U.S.        U.K.      Europe/Asia        PWM
                     ------------ ---------- ---------- ---------- ----------- --------------- -------------
Sept 30, 2004             $362.7     $132.1      $31.6     $118.0       $43.3           $23.3         $14.4
Market gains                20.8        8.0        2.0        5.4         3.8             1.0           0.6
Net new (lost)
   business                (7.6)      (3.0)         --      (2.9)         0.1           (2.1)           0.3
Change in Money
   Market Funds              0.8        0.8         --         --          --              --            --
Transfers                     --      (0.3)         --        0.2         0.1              --            --
Foreign currency             5.4         --        1.0        0.3         2.3             1.9         (0.1)
                     ------------ ---------- ---------- ---------- ----------- --------------- -------------
Dec 31, 2004              $382.1     $137.6      $34.6     $121.0       $49.6           $24.1         $15.2
                     ------------ ---------- ---------- ---------- ----------- --------------- -------------
Dec 31, 2004+       (pound)199.0(pound)71.7(pound)18.0(pound)63.0 (pound)25.8     (pound)12.6    (pound)7.9
                     ============ ========== ========== ========== =========== =============== =============

+ Translated at $1.92 per (pound)1.00.

Note 1: AMVESCAP Retirement had $28.0 billion in assets under administration at December 31, 2004 and September 30, 2004, compared to $27.7 billion at December 31, 2003.

Note 2: Institutional money market funds amounted to $41.7 billion at December 31, 2004 and September 30, 2004, and $50.9 billion at December 31, 2003.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  1 February, 2005                   By   /s/  MICHAEL S. PERMAN
      ----------------                     --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary